UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 27, 2022

001-36686

(Commission file number)

Forward Pharma A/S

(Translation of registrant’s name into English)

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [  ] No [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [  ] No [ X ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1. Submission of Petition for Review

On January 27, 2022, Forward Pharma A/S (“we” or the “Company”) submitted a petition for review (the “Petition”) to the Enlarged Board of Appeal (the “EBA”) of the European Patent Office (the “EPO”). The Petition requests that the EBA review the decision of the Technical Board of Appeal (the “TBA”) of the EPO dated September 6, 2021, which dismissed the Company’s appeal of the previous Opposition Proceeding decision of the EPO Opposition Division to revoke the EP2801355 patent (the “355 patent”), for reasons of procedural error made by the TBA.

We expect the EBA to decide whether to accept our Petition within about 6 to 12 months. If the EBA accepts the Petition, the EBA will then need to rule on the matter. If the ruling of the EBA is favorable, the TBA will have to decide again on our appeal. The TBA may either confirm its previous decision or change its decision, after which the TBA may remit the case to the Opposition Division to resolve the remaining elements of the original Opposition Proceeding. In the favorable scenario, the steps from EBA acceptance of the Petition to completion of a new opposition proceeding is expected to take up to four years and possibly longer. The likelihood of the Petition being successful is low. The denial of the Petition would end the Opposition Proceeding in favor of the opponents. For all practical purposes, such denial of the Petition would represent an unsuccessful outcome of the Opposition Proceeding, resulting in no royalties being due to the Company from Biogen based on Biogen’s future net sales outside the United States, as defined in the License Agreement.

For more information regarding the Opposition Proceeding, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Certain statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential.” Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of the Company’s assumptions underlying these forward-looking statements and include, among others, risks related to the following: the timing for the EBA’s decision to accept the Petition, the timing for proceedings in the favorable scenario and the likelihood of the Petition being successful. Certain of these and other risk factors are identified and described in detail in certain of the Company’s filings with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: January 27, 2022	Forward Pharma A/S

	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer